July 23, 2015
Ms. Laura Riegel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Variable Trust – TOPS Conservative ETF Portfolio, TOPS Balanced ETF Portfolio, TOPS Moderate Growth ETF Portfolio, TOPS Growth ETF Portfolio, TOPS Aggressive Growth ETF Portfolio, TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, and TOPS Managed Risk Growth ETF Portfolio

Dear Ms. Riegel:

On May 19, 2015, Northern Lights Variable Trust (the "Registrant" or the “Trust”), on behalf of TOPS Conservative ETF Portfolio, TOPS Balanced ETF Portfolio, TOPS Moderate Growth ETF Portfolio, TOPS Growth ETF Portfolio, TOPS Aggressive Growth ETF Portfolio, TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, and TOPS Managed Risk Growth ETF Portfolio (each a "Fund,” together the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 142 to its Registration Statement under the Securities Act of 1933 on Form N-1A. You provided the following comments on July 1, 2015 to the Registration Statement by phone to John Domaschko. On July 16, 2015, the Registrant filed with the SEC a summary of those comments and the Registrant's responses. In a subsequent series of conversations between you and John Domaschko on July 23, 2015, you agreed in principle with a proposed revision to a response provided by the Registrant on July 16, 2015. Please find below a summary of the relevant comment and the Registrant's revised response, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment. Please revise the disclosure in the “Principle Investment Strategies” section for each Fund to describe in plain English what is meant by “Natural Resource-Related Securities.”

Response. In the Funds’ next scheduled registration statement update, the Registrant will revise the disclosure to indicate that Natural Resource-Related Securities are “ETFs that invest in companies that have significant business operations in the ownership, management and/or production of natural resources in sectors including, but not limited to, energy, agriculture, precious or industrial metals, timber and water resources.”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ John Domaschko

John Domaschko